UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Age Reversal, Inc.

Address of Principal Business Office:	1226 Colony Plaza Newport Beach, California 92660

Telephone Number:	(949) 706-2468

Name and Address of Agent	David A. Kekich
For Service of Process:	Chief Executive Officer and President
Age Reversal, Inc.
1226 Colony Plaza
Newport Beach, California 92660
     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Newport Beach and the State of California on the 22nd day of June, 2010.

AGE REVERSAL, INC.
By:	/s/ David A. Kekich
	Name:	David A. Kekich
	Title:	President, Chief Executive Officer, and Treasurer

Attest:	/s/ Greta Blackburn
	Name:	Greta Blackburn
	Title:	Secretary